Exhibit 99.1

Woz ED, Imagine Learning’s Robotify and The Drone Racing League Select Draganfly to Expand STEM Program

Woz ED and Imagine Learning’s Robotify with the support of Draganfly to teach thousands of students how to build, code, and fly racing drones in a new “Science of Drone Racing” program

Tuesday, December 21, 2021 - New York, NY - Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly’’ or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce an expansion of the DRL Academy STEM program in partnership with the Drone Racing League (“DRL”), the world’s premier, professional drone racing property, Steve Wozniak’s Woz Ed, the leader in demand-driven K-12 education and Imagine Learning’s Robotify, a virtual platform that teaches students about coding using robots.

Together, these leaders in technology and education will inspire the next generation of innovators through an immersive and interactive Science of Drone Racing curriculum, debuting for middle school students in 2022.

This announcement is the evolution of Draganfly’s initial agreement and work with Woz ED which provided for an exclusive partnership bringing additional product development to Draganfly’s current and future pipeline in addition to re-imagining the future of innovation for drone technologies.

According to AUVSI, the United States is expected to add approximately 100,000 new jobs by 2025 through the integration of Unmanned Aircraft Systems into in the National Airspace System. Investing in a technology-talent pipeline is crucial for companies to remain competitive.

The Science of Drone Racing program will spark students’ creativity, critical thinking and collaboration through hands-on and virtual learning experiences that demonstrate career-pathing opportunities within the drone space.

“We’ve been educating students through interactive drone kits for years now, and the number one request we get from schools is to make a racing drone kit,” said Steve Wozniak, founder of Woz ED. “The Drone Racing League has a tremendous influence on young sports fans and future tech innovators, and we’re excited to team up to create a drone racing curriculum that ensures learners are job-ready for the most in-demand tech sector openings.”

The Science of Drone Racing course will teach kids how to fly and build racing drones through physical kits and code drones through esports-style programming competitions. Students will also watch professional pilots compete during exclusive DRL Season viewing parties.

“With decades of experience in aviation, robotics and engineering, Draganfly is thrilled to be supporting DRL’s game-changing Science of Drone Racing curriculum with Woz Ed and Robotify. We’re excited to inspire the next generation of STEM leaders at the middle school level,” said Cameron Chell, CEO of Draganfly.

Draganfly recently joined DRL as a founding partner of DRL Labs, an innovation hub to research and develop groundbreaking drone technology that will advance the cutting-edge sport of high-speed drone racing and other industries undergoing significant transformations through drones, including humanitarian aid and mobility.

“We are thrilled to expand our partnership with Draganfly and team up with Woz Ed and Robotify to inspire students for a lifetime through exhilarating and educational drone racing courses. We look forward to partnering with top companies and philanthropic organizations to help kids discover new passions and career opportunities in tech and science while shaping the industry to be more diverse and inclusive,” said DRL President Rachel Jacobson.

To date, Woz Ed and Robotify have enabled millions of students to learn new skills in STEM-related fields. They recently aligned to provide cost-effective, accessible and equitable robotics-based educational experiences to schools around the globe.

“Robotify’s goal is to empower all kids to learn coding in an engaging and playful way,” said Imagine Learning’s Robotify CEO Adam Dalton. “For the first time ever, students and fans of the Drone Racing League will be able to learn about the science behind drone racing through a code learning curriculum and virtual racing competitions enabled by the Robotify platform. The mixture of virtual curriculum provided by Robotify, experience and reach provided by DRL, and physical drone kits provided by Woz ED, make this a truly unique and special partnership to inspire millions of young learners.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 20 years, Draganfly is an award-winning, industry-leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc,

https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Drone Racing League

The Drone Racing League (DRL) is an innovative global sports, entertainment and technology property. The best drone pilots in the world fly in the league and millions of fans watch them race on NBC, NBCSN, and Twitter. With groundbreaking technology and immersive, high-speed races through virtual and live events, DRL is creating a new era of sports, combining both esports and real-life competition.

Founded by Nicholas Horbaczewski in 2015, DRL is a privately held company headquartered in NYC. For more information, visit www.drl.io. To join the conversation, follow DRL on Facebook at facebook.com/thedroneracingleague, on Twitter @DroneRaceLeague, and on Instagram @thedroneracingleague.

Media Contact

Melanie Wallner

Email: melanie@drl.io

About Imagine Learning’s Robotify:

In 2021, Robotify joined Imagine Learning, a PreK-12 digital learning solutions company that ignites breakthroughs by designing forward-thinking solutions at the intersection of people, curricula, and technology to drive student growth. Imagine Learning serves more than 10 million students and partners with more than 7,500 school districts nationwide. Robotify helps the next generation to learn how to control robots and learn how to code. Using Robotify, students have access to the latest and greatest robots without having to ever purchase real hardware. Robotify gives students access to robots and environments that have never been accessible before through a web browser. For more information on Robotify, please visit https://robotify.com/.

About Woz ED:

Woz ED is the leader in demand-driven K-12 education. Steve Wozniak, the Founder and inspiration behind Woz ED, recognizes the worldwide need for nurturing an engineering mindset in our young people. Their programs focus on ensuring their learners are job-ready for the most in-demand tech sector openings and provide learners the opportunity to engage in authentic projects to help them understand what work they love and excel at. Woz ED’s lessons are purposefully designed to build an engineering mindset while developing the soft skills employers value. Collaboration, problem-solving, and critical thinking are inherent in every project. For more information on Woz ED, please visit https://wozed.com/.

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the expansion of the DRL Academy STEM program and Draganfly’s partnership with DRL, Woz Ed and Imagine Learning’s Robotify. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the current outbreak of the novel coronavirus known as COVID-19 on the Company’s business, operations and financial condition, the successful integration of technology, the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates and the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions, liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.